January 31, 2014

VIA EDGAR

Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds (“Registrant”)
(File No. 811-08236)

Dear Ms. Hatch:

The following responds to the comments we received from you on January 15, 2014, regarding the Registrant’s shareholder reports filed within Form N-CSR for the fiscal year ended March 31, 2013. Our responses (in bold) follow your comments:

1.	Comment: For the International Equity Fund, Large Cap Equity Fund and Large Cap Growth Fund (the “Funds”), please explain the difference between the “Expenses, before reimbursements and credits” figure in the Financial Highlights for the fiscal year ended March 31, 2013 and the “Total Annual Fund Operating Expenses” figure that appears in the Fees and Expenses of the Fund table that appears in the prospectus dated July 31, 2013.

Response: As disclosed in note 5 to the financial statements (beginning on page 86 of the Northern Equity Funds shareholder report dated March 31, 2013), the investment adviser reduced the contractual advisory fee rates for each Fund effective August 24, 2012. The figures included under “Expenses, before reimbursements and credits” in the Financial Highlights for the fiscal year ended March 31, 2013 reflect a blend of the contractual advisory fee rate in effect prior to August 24, 2012 and the new contractual advisory fee rate that became effective on August 24, 2012. The “Total Annual Fund Operating Expenses” figures included in the Fees and Expenses of the Fund tables in the prospectus dated July 31, 2013 reflect the new contractual advisory fee rate that became effective on August 24, 2012.

2.	Comment: For the Short Bond Fund, 19.3% of the Fund’s net assets as of March 31, 2013 were invested in the Northern Institutional Funds- Diversified Assets Portfolio (“NIDAP”). Does the Fund take into the account the portfolio holdings of NIDAP in calculating the Fund’s dollar-weighted average maturity? As disclosed under the Fund’s principal investment strategies in the prospectus, under normal circumstances, the Fund’s dollar-weighted average maturity will range between one and three years.

Laura Hatch

January 31, 2014

Response: In calculating dollar-weighted average maturity, the Short Bond Fund uses the maturity of one day for its investment in NIDAP, which is used as an overnight money market fund investment. The Short Bond Fund does not use the dollar-weighted average maturity of the underlying portfolio holdings of NIDAP.

The investment adviser for the Short Bond Fund monitors the Short Bond Fund’s dollar-weighted average maturity on a daily basis through its portfolio management/compliance system.

3.	Comment: For the California Tax-Exempt Fund, Intermediate Tax-Exempt Fund and Tax-Exempt Fund (the “Funds”), please explain the increased amounts of distributions from ordinary income and long-term capital gains from the fiscal year ended March 31, 2012 to the fiscal year ended March 31, 2013. As disclosed under the Funds’ principal investment strategies in the prospectus, please explain how the Funds comply with the following investment strategy:

“Except in extraordinary circumstances, at least 80% of the Fund’s net assets will be invested in debt instruments that pay interest that is exempt from regular federal income tax.”

Response: In note 2(G) to the Tax-Exempt Fixed Income Funds financial statements, the distributions from ordinary income in the tables include taxable market discount income and short-term capital gains. The increased capital gains distributions from the fiscal year ended March 31, 2012 to the fiscal year ended March 31, 2013 were due to (1) lack of net capital losses for the period subsequent to October 31, 2011 through the fiscal year ended March 31, 2012, to reduce the amounts of required capital gains distributions paid in the fiscal year ended March 31, 2013; and (2) the capital gain distribution amounts stemming from elections under Section 855(a) of the Internal Revenue Code with respect to the fiscal year ended March 31, 2012.

For the fiscal year ended March 31, 2012, the California Tax-Exempt Fund, Intermediate Tax-Exempt Fund and Tax-Exempt Fund had $52,991, $36,726 and $29,122 in distributions from taxable market discount income, respectively; $919,000, $392,412 and $0 in distributions from short-term capital gains, respectively; and $187,000, $3,616,000 and $0 in distributions from long-term capital gains, respectively.

For the fiscal year ended March 31, 2013, the California Tax-Exempt Fund, Intermediate Tax-Exempt Fund and Tax-Exempt Fund had $37,169, $10,462 and $14,291 in distributions from taxable market discount income,

Laura Hatch

January 31, 2014

respectively; $4,017,926, $31,255,408 and $21,203,335 in distributions from short-term capital gains, respectively; and $360,805, $17,944,890 and $9,234,880 in distributions from long-term capital gains, respectively.

For the fiscal year ended March 31, 2012, the California Tax-Exempt Fund, Intermediate Tax-Exempt Fund and Tax-Exempt Fund used net capital losses incurred from the period subsequent to October 31, 2010, through the fiscal year ended March 31, 2011 in the amounts of approximately $1,739,146, $12,576,953 and $14,070,249, respectively, to reduce the amounts of required capital gains distributions paid. For the fiscal year ended March 31, 2013, the California Tax-Exempt Fund, Intermediate Tax-Exempt Fund and Tax-Exempt Fund did not have any net capital losses incurred from the period subsequent to October 31, 2011, through the fiscal year ended March 31, 2012, to reduce the amounts of required capital gains distributions paid.

For the fiscal year ended March 31, 2012, the California Tax-Exempt Fund, Intermediate Tax-Exempt Fund and Tax-Exempt Fund did not have any capital gain distribution amounts stemming from elections under Section 855(a) of the Internal Revenue Code with respect to the fiscal year ended March 31, 2011. For the fiscal year ended March 31, 2013, the California Tax-Exempt Fund, Intermediate Tax-Exempt Fund and Tax-Exempt Fund had capital gain distributions in the amounts of $1,973,018, $19,125,699 and $8,030,439, respectively, stemming from elections under Section 855(a) of the Internal Revenue Code with respect to the fiscal year ended March 31, 2012.

The investment adviser for the Funds monitors each Fund’s portfolio holdings on daily basis to ensure each Fund complies with the above stated 80% investment strategy through its portfolio management/compliance system. To the best of the Funds’ Chief Compliance Officer’s knowledge, the Funds were in compliance with the above stated investment strategy during the fiscal year ended March 31, 2013.

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We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 312-557-1441.

Laura Hatch

January 31, 2014

Sincerely,

/s/ Jose J. Del Real
Jose J. Del Real

cc:	Craig Carberry, Esq.

Diana E. McCarthy, Esq.

Owen T. Meacham, Esq.

Susan J. Hill